Exhibit 99.2

Multi Ways Holdings Secures Exclusive Dealership Agreement with Shandong Shantui Construction Machinery

SINGAPORE, June 3, 2025 — Multi Ways Holdings Limited (“Multi Ways,” the “Company” or the “Issuer”) (NYSE American: MWG), a leading supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region, today announced that it has entered into an exclusive dealership agreement (the “Agreement”) with Shandong Shantui Construction Machinery Import & Export Co., Ltd. (“Shantui”), a global leader in bulldozer manufacturing. Under the terms of the Agreement, Multi Ways will serve as the exclusive dealer for all Shantui earthmover equipment in Singapore from June 1, 2025, to May 31, 2026.

As part of this Agreement, Multi Ways has already ordered two Shantui bulldozers, which are projected to arrive in Singapore in June 2025. Notably, one of these bulldozers features an advanced remote control function, marking the first such technology of its kind to be introduced in the Singapore market.

“This exclusive dealership Agreement with Shantui represents a significant milestone for Multi Ways Holdings,” said Mr. James Lim, Chairman and Chief Executive Officer of Multi Ways Holdings Limited. “By partnering with one of the world’s leading bulldozer manufacturers, we are enhancing our product portfolio with cutting-edge equipment that meets the evolving needs of our customers. Introducing Singapore’s first remote-controlled bulldozer demonstrates our commitment to bringing innovative solutions to the local construction industry.”

The Agreement grants Multi Ways exclusive rights to distribute, sell, and service Shantui’s complete range of earthmover equipment in Singapore for one year, strengthening its position in the heavy construction equipment market by expanding its product offerings with Shantui’s internationally recognized machinery. Partnering with Shantui, a subsidiary of Shandong Heavy Industry Group and one of the Top 50 global construction machinery manufacturers, aligns with the Company’s long-term strategy of offering premium equipment options to its customer base.

The two Shantui bulldozers ordered by Multi Ways will arrive in Singapore in June 2025, expanding the Company’s fleet with state-of-the-art earthmoving equipment. The remote-controlled bulldozer represents a significant technological advancement in construction equipment, allowing operators to control the machine from a safe distance. This innovation is particularly valuable for operations in hazardous environments, unstable terrain, or confined spaces where operator safety might be compromised in traditional equipment.

Shantui is recognized globally for its leadership in bulldozer manufacturing, with the company’s bulldozers known for their reliability, performance, and technological innovation. In 2019, Shantui commercialized the world’s first 5G remote-controlled high-power bulldozer, demonstrating their commitment to advancing construction equipment technology.

The introduction of Singapore’s first remote-controlled bulldozer represents a significant milestone for both Multi Ways and the local construction industry. This technological advancement positions Multi Ways at the forefront of construction equipment innovation in the region and demonstrates the Company’s commitment to bringing cutting-edge solutions to its customers.

“Being the first to introduce remote-controlled bulldozer technology to Singapore aligns with our strategy of offering the most advanced and efficient equipment to our customers,” added Mr. Lim. “We anticipate strong interest in this innovative technology, which has the potential to transform certain construction operations by enhancing safety and efficiency.”

The Company will continue to explore strategic partnerships and product innovations that enhance its equipment portfolio and create long-term value for shareholders.

About Multi Ways Holdings Limited

Multi Ways Holdings supplies a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, the Company is widely established as a reliable supplier of new and used heavy construction equipment to customers from Singapore, Australia, UAE, Maldives, Indonesia, and the Philippines. With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, Multi Ways is well-positioned to serve customers as a one-stop shop. For more information, visit www.multiwaysholdings.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com